February 29, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20249
Attn: Mark P. Shuman
Re:	Black Box Corporation Management’s Response to Comment Letter Dated January 31, 2008
Dear Mr. Shuman:
     Management has reviewed the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 31, 2008 (the “Comment Letter”) regarding Black Box Corporation’s (“we,” “our” or the “Company”) Form 10-K for the Fiscal Year Ended March 31, 2007 filed on August 13, 2007 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on August 14, 2007 (the “Proxy Statement”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response.
     Additionally, the Company acknowledges the following as it relates to the Comment Letter:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * FAX (724) 746-0746

February 29, 2008
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Form 10-K for the Fiscal Year Ended March 31, 2007
General
1. STAFF COMMENT
      Please indicate on the cover page of future annual reports that your securities are registered under Section 12(b) of the Exchange Act.
COMPANY RESPONSE
      We note your comment and will include the fact that our securities are now registered under Section 12(b) of the Exchange Act in future filings as a result of The Nasdaq Stock Market’s registration as a national stock market.
Item 1A. Risk Factors, page 7
2. STAFF COMMENT
      We note that you introduce your risk factors with subheadings such as “Stock option matters” and “Competition.” Your filing should set forth each risk factor in this section under a subheading that adequately describes the risk posed. See Item 503(c) of Regulation S-K. Please revise your filing accordingly or advise.
COMPANY RESPONSE
      We have reviewed your comment and Item 503(c) of Regulation S-K and respectfully submit that our disclosures comply with the rule requirements. Although our captions are brief, we do believe they describe the general risks that were discussed in the paragraph(s) below each caption. Because some paragraphs contained risks that were not easily summarized in a brief sentence, we chose to use a general caption as our descriptive caption to give the reader a general sense of the risk described in that section. With that said, we will endeavor in future filings to use one or more descriptive sentences as captions in the Risk Factor sections of our filings.
Management’s Discussion and Analysis, page 26
3. STAFF COMMENT
      We note instances where you have identified two or more sources of a material change without quantifying the contribution for each source. For instance, for fiscal year 2007, you disclose a decrease in North American revenues of 6% compared to fiscal year 2006, due to the completion of several nonrecurring projects, offset in part by success in certain sales initiatives. However, you do not identify the

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nonrecurring projects or quantify how each factor impacted revenues. Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion, and Analysis of Financial Condition and Results of Operations when preparing your discussion.
COMPANY RESPONSE
      We have reviewed your comment, the applicable rules and interpretations relating to MD&A disclosures and the disclosures we have included in our MD&A section and respectfully submit that our disclosures meet the necessary requirements. In our process of drafting the MD&A, we considered all of the factors that we believed impacted the material change in the applicable line item of the balance sheet or income statement. We then provided a narrative description of those changes and a quantitative analysis for the material items that we believe caused a material change to a particular line item on our balance sheet or income statement. We believe our discussion included those items that would enable a reader to understand our business and results of operations. We did not specifically address the items impacting changes when we thought the impact caused by these items was immaterial or not quantifiable.
      For example, in the example you cite, we disclosed that North American revenues in Fiscal 2007 exceeded North American revenues in Fiscal 2006 by 51%. We then disclosed that the main factor leading to this increase was the incremental revenue related to acquisitions, which led to an increase in revenues of $367,211. We then went further to state that without the increase in revenue generated by acquisitions and a minor impact related to an exchange rate impact, our revenues would have decreased by 6%. We then described in narrative fashion the main factors that contributed to this decrease. Because we did not believe the decrease of revenues related to our nonrecurring projects, offset in part by an increase in revenue attributable to cross-selling initiatives, were material to the overall change in North American revenues, we did not believe a quantitative discussion was necessary or helpful to the reader. Also, because our revenues are based on many factors, it is not easy to quantify the impact of certain items (such as cross-selling efforts) on our final results of operations. We have, therefore, chosen not to quantify the impact we believe certain items had on our revenues (and other operating results), as we did not believe it would be material to understanding our business and results of operations.
      We will continue to evaluate our MD&A in light of the applicable rules and your comments above in order to provide the reader of our filings with both narrative and quantitative descriptions of our business and results of operations and material changes thereto.

February 29, 2008
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Item 9A. Controls and Procedures, page 101
4. STAFF COMMENT
      You state that management, including your CEO and CFO, have determined that there was a material weakness in the company’s disclosure controls and procedures as of March 31, 2007, and specifically that a material weakness existed in internal control over financial reporting relating to the potential for management override of controls. However, you do not specifically state the determinations of management with respect to the effectiveness of the company’s disclosure controls and procedures and internal control over financial reporting. Your filing must disclose the conclusions of your CEO and CFO regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report, and it must also disclose management’s assessment of the effectiveness of internal control over financial reporting as of the end of the same period. See Items 307 and 308 of Regulation S-K. Please revise your filing accordingly or tell us where these statements are provided.
COMPANY RESPONSE
      As you note in the Comment Letter, we have disclosed that management has concluded that, based on their review of the disclosure controls and procedures, a material weakness in those controls and procedures existed. We further disclosed that management also concluded, as you note, that a material weakness existed in its internal control over financial reporting. Although we believe that these two conclusions are the determinations of management with respect to the effectiveness of such controls and procedures and that, given such disclosures, it is clear that management has concluded that the disclosure controls and procedures and internal control over financial reporting were not effective for the relevant period, we acknowledge that we have not expressly stated management’s conclusions as to the effectiveness of such controls and procedures. In future filings, we will make a more direct statement as to management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting.
Remediation of Material Weakness, page 101
5. STAFF COMMENT
      You state that the material weakness you have identified as of March 31, 2007 no longer exists, because your former CEO has left the employ of the company. Please explain how you concluded that the departure of this executive could remedy the weakness without taking into account further procedural and structural enhancements. Please also explain how this statement is consistent with the statements you make in the forepart of the document regarding the ongoing review and implementation of procedural enhancements and remedial actions.

February 29, 2008
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COMPANY RESPONSE
      As disclosed in the Form 10-K, the material weakness identified by management, based on the conclusions of the Board of Directors of the Company in relation to the findings of the Audit Committee’s review of the Company’s historical stock option grant practices, related to the potential for management override of controls. As further noted, it was concluded that the potential for management override of controls existed because of the employment of a certain member of management. That alone created the material weakness. While the Company did make certain further procedural and structural enhancements regarding its stock option granting practices both before and after March 31, 2007, these were not related to the remediation of the identified material weakness regarding the former member of management. Accordingly, since the material weakness conclusion was based on the employment of this former member of management, management concluded that the material weakness was remediated as a result of the end of the employment of such former member of management.
Changes in Internal Control Over Financial Reporting, page 102
6. STAFF COMMENT
      We note your statement that, other than as disclosed, there were no significant changes in your internal control over financial reporting. Item 308(c) of Regulation S-K requires you to disclose in your report any change in your internal control over financial reporting identified in connection with the required evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance. As such, please confirm, if true, that there were no such changes in your internal control over financial reporting during the fourth fiscal quarter of your last fiscal year. Further, please confirm that in future filings, you will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance.
COMPANY RESPONSE
      As required by Item 308(c) of Regulation S-K, we have disclosed the changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. The sentence stating that “There have been no other significant changes in the Company’s internal controls...” was written to mean that there were no other changes in our internal controls over financial reporting that had a material affect or are reasonably likely to have a material affect over our internal controls over financial reporting other than what was already disclosed. We, therefore, confirm to you that there were no other changes in our internal controls over financial reporting that had a material affect or are reasonably likely to have a material affect over our internal controls over financial reporting. Per your request, we also confirm that we will clarify our language in future filings to more closely mimic the language set forth in Item 308(c) of Regulation S-K.

February 29, 2008
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Item 11. Executive Compensation, page 105
7. STAFF COMMENT
      You do not appear to have provided, either in your Form 10-K or in your proxy statement, the statements regarding compensation committee interlocks and insider participation required by Item 407(e)(4) of Regulation S-K. Please explain.
COMPANY RESPONSE
      We incorporated certain information required to be disclosed in the Form 10-K by reference to the information disclosed in the Proxy Statement, including any disclosure required by Item 407(e)(4) of Regulation S-K. Since Rule 14a-5(a) under the Exchange Act permits a company to omit any statement or response relating to an item or sub-item that is inapplicable, we did not deem it necessary to include such a statement in the Proxy Statement, and as a consequence, no disclosure is contained in the Form 10-K. We hereby confirm that we did not have any affirmative disclosures that would have been required by Item 407(e)(4) of Regulation S-K, so that item was inapplicable to the Company in this instance.
Item 14. Principal Accountant Fees and Services, page 105
8. STAFF COMMENT
      You do not appear to have disclosed the audit committee’s pre-approval policies and procedures. Please direct us to this disclosure, or explain why you have not included it. See Item 14 of Form 10-K.
COMPANY RESPONSE
      We incorporated certain information of the Form 10-K by reference to the information disclosed in the Proxy Statement, including the information required by Item 14 of Form 10-K, which is located under the caption “Independent Public Accountants” in the Proxy Statement. The last sentence of that section contains a statement to the effect that all services performed by our auditor were pre-approved by our Audit Committee or its chair (and such approvals of the chair are reported to the Audit Committee at its next meeting). That sentence effectively describes the Company’s pre-approval process. The Company does not have a set of particular items or services that are pre-approved and, as such, the Company has no formal policy other than all services are pre-approved by the Audit Committee or its chair. We confirm that each service to be performed by our independent public accountants is approved by the Audit Committee or its chair prior to any services being performed. We will clarify this statement in future filings.

February 29, 2008
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Definitive Proxy Statement on Schedule 14A, filed August 14, 2007
Policies and Procedures Related to the Approval of Transactions with Related Persons, page 6
9. STAFF COMMENT
      You do not provide any statement regarding transactions with related persons under Item 404 of Regulation S-K since the beginning of your last fiscal year. Rule 12b-13 under the Exchange Act provides that if an item in an Exchange Act report is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made. Please confirm that you had no related person transactions under Item 404 of Regulation S-K during the applicable time period, and advise us as to your analysis as to why such a statement is unnecessary.
COMPANY RESPONSE
      Rule 12b-13 under the Exchange Act provides that “Unless expressly provided otherwise, if any item is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made.” We believe that Rule 14a-5(a) expressly provides as to proxy statements that “No statement need be made in response to any item or sub-item which is inapplicable.” Since the Company did not have any affirmative disclosures under Item 404 of Regulation S-K, based on Rule 14a-5(a), we did not believe a negative sentence to that effect was necessary or required. We also confirm to you that the Company had no related persons transactions disclosable under Item 404 of Regulation S-K.
Executive Compensation and Other Information, page 8
10. STAFF COMMENT
      You have named executive officers consisting of only your former CEO, your interim President and CEO, your CFO, and two other officers. Item 402 of Regulation S-K requires you to provide compensation information regarding three executive officers other than your CEOs and CFO. Please provide your analysis in the response letter.
COMPANY RESPONSE
      Each year, the Company conducts an analysis regarding its key employees that could qualify as executive officers of the Company. Even though the rules require three executive officers, other than the CEO and CFO, the Company has concluded for Fiscal 2007

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that it only had two other executive officers, as such term is defined by Rule 3b-7 of the Exchange Act. The Company has determined that the officers listed in the Proxy Statement were the only officers of the Company and, therefore, were the only officers in charge of a principal business unit, division or function, were the only officers with policy-making functions and that no other persons had similar policy-making functions. Such analysis included an analysis of the officers of the Company’s subsidiaries. The Company will continue to conduct this analysis on at least an annual basis and provide disclosure in accordance with those determinations and applicable Commission rules and regulations.
Base Salary, page 9
11. STAFF COMMENT
      You provide little information on how base salaries for your named executive officers are actually determined. You should describe how you determine that you are setting base salaries “below market,” that these salaries are “competitive in the industry” and the elements of an executive’s performance and/or contributions which are considered by the compensation committee and your chief executive officer in making these determinations. You should also disclose the percentage increase in these salaries for your investors, rather than disclosing merely the new salary levels, and tie these percentage increases to the specific elements considered.
COMPANY RESPONSE
      Although the descriptions of the determination of base salary and overall compensation were brief, the descriptions accurately described how the decisions were made. As stated in the CD&A, the compensation committee did not retain an outside consultant to develop a compensation system, nor did the committee retain a consultant to determine whether the compensation approved by the committee was in-line with similar companies. Instead, as we stated in the Proxy Statement, the committee relied on its collective knowledge of industry and market pay practices of similarly situated companies and executives to make those determinations. As we have stated in the Proxy Statement, the Company has retained the services of an outside compensation consultant to assist the committee with the development of a more formal, competitive compensation program for the Company’s executive officers and other key employees. We will, therefore, describe in this upcoming proxy statement the Company’s revised process and how these new processes relate to the compensation being paid to the Company’s executive officers. Additionally, we will note in our next proxy statement how compensation has changed from the current year over the prior year.

February 29, 2008
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     The Company appreciates the Staff’s consideration in granting additional time to complete and file this response. If the Staff would like to discuss these responses further, please contact me at (724) 873-6925.

Very truly yours,

/s/ Michael McAndrew

Michael McAndrew Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer
cc:	Mr. Timothy C. Huffmyer Christopher H. Gebhardt, Esquire